Exhibit 99.2

ATENTO S.A.
1 RUE HILDEGARD VON BINGEN
L-1282 LUXEMBOURG
R.C.S. LUXEMBOURG B 185.761

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D20283-P42452-Z77786 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

ATENTO S.A.

The Board of Directors recommends you vote FOR the following:

Agenda of the Extraordinary General Meeting

		For	Against	Abstain
E1.	Approval of the conversion of seventy-five million four hundred and six thousand three hundred and fifty-seven (75,406,357) ordinary shares without nominal value representing the current entire share capital of the Company into, fifteen million (15,000,000) ordinary shares without nominal, value using a ratio of conversion of 5.027090466672970, and subsequent related amendment of article 5.1 of the articles of association of the Company.	☐	☐	☐

Agenda of the Annual General Meeting

		For	Against	Abstain
1.	Approval of the report of the Board of Directors in respect of the stand-alone and consolidated annual accounts of the Company as at December 31, 2019;	☐	☐	☐
2.	Approval of the auditor's report for the stand-alone and consolidated annual accounts of the Company as at December 31, 2019;	☐	☐	☐
3.	Approval of the stand-alone and consolidated annual accounts of the Company as at December 31, 2019;	☐	☐	☐
4.	Allocation of the results for the financial year 2019;	☐	☐	☐
5.	Approval of the amendment of the existing 2014 omnibus incentive plan of the Company to increase the number of shares of the Company authorized to be issued and/or allocated thereunder;	☐	☐	☐
6.	Confirmation of the appointment of Mr. John Madden as Class III director of the Company until the Annual General Meeting of Shareholders of the Company to be held in 2023, appointed by the Board of Directors by co-optation further to the resignation of Charles Megaw as Class III director of the Company;	☐	☐	☐
7.	Confirmation of the appointment of Mr. Roberto Rittes de Oliveira Silva as Class III director of the Company until the Annual General Meeting of Shareholders of the Company to be held in 2023, appointed by the Board of Directors by co-optation further to the resignation of David Danon as Class III director of the Company;	☐	☐	☐
8.	Confirmation of the appointment of Mr. Antenor Camargo as Class II director of the Company until the Annual General Meeting of Shareholders of the Company to be held in 2022, appointed by the Board of Directors by co-optation further to the resignation of Stuart Gent as Class II director of the Company;	☐	☐	☐
9.	Confirmation of the appointment of Mr. Oliver Feix as Class II director of the Company until the Annual General Meeting of Shareholders of the Company to be held in 2022, appointed by the Board of Directors by co-optation further to the resignation of Vishal Jugdeb as Class II director of the Company;	☐	☐	☐
10.	Discharge of liabilities granted to the directors of the Company and the independent auditor in respect of the financial year 2019;	☐	☐	☐
11.	Approval of the interim Board of Directors report and interim balance sheet of the Company as of June 30, 2020;	☐	☐	☐
12.	Discharge of liabilities granted to the directors of the Company for the exercise of their mandate for the interim period running between January 1, 2020 and July 28, 2020;	☐	☐	☐
13.	Renewal of the mandate of the independent auditor of the Company;	☐	☐	☐
14.	Approval of fees and remuneration to members of the Board of Directors, serving as directors of the Company and members of the Company's committees, in respect of the financial year which will end on December 31, 2020 and related power granted to the Board of Directors to allocate such amounts between the directors of the Company; and	☐	☐	☐
15.	Miscellaneous			
a.	Confirmation of the duration of the mandate of Mr. Carlos Lopez-Abadia as Class II director until the annual general meeting of shareholders to be held in 2022, with respect to his appointment resolved by the Annual General Meeting held on May 31, 2019.	☐	☐	☐
b.	Confirmation of the duration of the mandate of Mr. Antonio Viana as Class III director until the annual general meeting of shareholders held in 2020, with respect to his appointment resolved by the Annual General Meeting held on May 31, 2019, and renewal of his mandate until the Annual General Meeting to be held in 2023.	☐	☐	☐
c.	Delegation of powers to any director of the Company, acting individually and with full power of substitution, to rectify the publication made with the Luxembourg electronic gazette of companies and associations (Recueil électronique des sociétés et associations) with respect to the duration of the mandate of Mr. Antonio Viana, as director, as well as to proceed with the publication of the renewal of the mandate of Mr. Antonio Viana, as Class III director as mentioned above and the appointments as mentioned above.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary and Annual General Meeting: The Notice and Proxy Statement, the 2019 Management Report, Independent Auditor’s Report, Letter to Shareholders, Annual Report on Form 20-F, the 2014 Omnibus Incentive Plan, the Interim Board of Directors report, a proposed draft of the amended and restated version of the articles of association of the Company and Financial Statements are available at www.proxyvote.com. The Interim Balance Sheet of the Company as of June 30, 2020 will be available at www.proxyvote.com eight days prior to the Meetings. D20284-P42452-Z77786 ATENTO S.A. Extraordinary and Annual General Meeting of Shareholders July 28, 2020 11:30 AM CET This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) Sébastien Binard, Alice Yanni and Valentina d’Eufemia, or any of them, as proxies, each with the power to appoint his/her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of ATENTO S.A. that the shareholder(s) is/are entitled to vote at the Extraordinary and Annual General Meeting of Shareholders to be held starting at 11:30 AM, Central European Time on July 28, 2020, at the offices of CM Law at 68 rue Marie Adélaïde, L-2128 Luxembourg, Grand Duchy of Luxembourg, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Continued and to be signed on reverse side